EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(dollars in millions)	2016	2015
Earnings before income taxes	$2,701	$2,490
Fixed charges	301	191
Total earnings available for fixed charges	$3,002	$2,681

Fixed Charges:
Interest expense	$259	$150
Interest component of rental payments	42	41
Total fixed charges	$301	$191
Ratio of earnings to fixed charges	10.0	14.0

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.